Booz Allen Hamilton Holding Corporation 8283 Greensboro Drive McLean, VA 22102 Tel 1-703-902-5000 Fax 1-703-902-3333 www.boozallen.com

June 23, 2020

Katherine Bagley
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Booz Allen Hamilton Holding Corporation

Preliminary Proxy Statement on Schedule 14A
Filed June 8, 2020

File No. 001-34972

Dear Ms. Bagley:

This letter is in response to your comment letter, dated June 19, 2020, to Booz Allen Hamilton Holding Corporation (the “Company”). The comment of the staff of the U.S. Securities and Exchange Commission (the “Staff”) is set forth in bold italicized text below, and the response of the Company is set forth in plain text immediately following the comment.

Preliminary Proxy Statement on Schedule 14A filed June 8, 2020

General

1.        We note that there is an exclusive forum provision in the twelfth article of your fifth amended and restated certificate of incorporation that identifies The Court of Chancery of the State of Delaware as the sole and exclusive forum for certain enumerated actions, including “derivative actions.” Please disclose the extent to which this provision applies to actions arising under the Securities Act and/or the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your disclosure to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws. If the provision does not apply to actions arising under the Securities Act or the Exchange Act, please also ensure that the exclusive forum provision in the governing document states this clearly, or tell us how you will ensure that investors will be informed in future filings that the provision does not apply to actions arising under the Securities Act or the Exchange Act.

The Company acknowledges the Staff’s comment and will add the following disclosure to its proxy statement, under “Proposal 4: Adoption of Fifth Amended and Restated Certificate of Incorporation”, clarifying that the twelfth article of the Company’s fifth amended and restated certificate of incorporation will not apply to actions arising under the Securities Act or the Exchange Act:

“Exclusive Forum Provision:

The Fifth Amended and Restated Certificate of Incorporation will require that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for the following:

•	any derivative action or proceeding brought on behalf of the Company;

•	any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders;

•	any action asserting a claim against the Company arising pursuant to any provision of the Delaware General Corporation Law, the Company’s Fifth Amended and Restated Certificate of Incorporation or the Company’s bylaws; or

•	any action asserting a claim against the Company governed by the internal affairs doctrine.

Because the applicability of the exclusive forum provision is limited to the extent permitted by applicable law, we do not intend that the exclusive forum provision would apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction, and acknowledge that federal courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act. We note that there is uncertainty as to whether a court would enforce the provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.”

In addition, in our next annual report on Form 10-K, we intend to include both a new risk factor and additional disclosure in our “Description of Capital Stock” exhibit regarding the scope of the exclusive forum provision.

* * * * *

If you have any questions regarding this letter, please do not hesitate to call me at (703) 377-0209.

Sincerely,

/s/ Jacob D. Bernstein
Jacob D. Bernstein
Deputy General Counsel & Secretary

cc:	Horacio D. Rozanski
Nancy J. Laben
Booz Allen Hamilton Holding Corporation
Matthew E. Kaplan
Debevoise & Plimpton LLP